                                                                    EXHIBIT 12

                           AMERICAN EXPRESS COMPANY
         COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in Millions)

                                  Nine Months            Years Ended December 31,
                              Ended September 30,   ---------------------------------
                                      2006           2005     2004     2003     2002
                              -------------------   ------   ------   ------   ------
Earnings:
   Pretax income from
      continuing operations          $4,105         $4,248   $3,831   $3,415   $3,021
   Interest expense                   2,058          2,168    1,659    1,606    1,832
   Other adjustments                    104            150      151      154      174
                                     ------         ------   ------   ------   ------
Total earnings (a)                   $6,267         $6,566   $5,641   $5,175   $5,027
                                     ------         ------   ------   ------   ------
Fixed charges:
   Interest expense                  $2,058         $2,168   $1,659   $1,606   $1,832
   Other adjustments                     80            151      145      139      151
                                     ------         ------   ------   ------   ------
Total fixed charges (b)              $2,138         $2,319   $1,804   $1,745   $1,983
                                     ------         ------   ------   ------   ------
Ratio of earnings to
   fixed charges (a/b)                 2.93           2.83     3.13     2.97     2.54

Included in interest expense in the above computation is interest expense related to the international banking operations, and the cardmember lending activities, which is netted against other investment and interest income, net of interest and cardmember lending finance charge revenue, net of interest, respectively, in the Consolidated Statements of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.